

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Sumit Mehta
Chief Executive Officer
Iris Acquisition Corp
3rd Floor Zephyr House
122 Mary Street, George Town
PO Box 10085
Grand Cayman KY1-1001 , Cayman Islands

>   **Re: Iris Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 10, 2022**
>   **File No. 001-40167**

Dear Sumit Mehta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Chauncey Lane, Esq.